October 21, 2015

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	Ms. Mara L. Ransom
Ms. Lisa Kohl Mr. Charles Guidry

Re:

Bio-Matrix Scientific Group, Inc.

Form Pre 14C

Filed October 15, 2015

Response dated October 21, 2015

File No.000-32201

Dear Ms. Ransom, Ms. Kohl and Mr. Guidry

The following responses address the comments of the Securities and Exchange Commission ( “Commission”) as set forth in its letter dated October 21,2015 relating to the abovementioned Exchange Act filing made by Bio-Matrix Scientific Group, Inc. (The "Company").

1.	See amended filing
2.	See amended filing

The Company acknowledges that:

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States of America.

Thank you for your kind assistance and the courtesies that you have extended to assist us in fulfilling our obligations under the Securities and Exchange Act of 1934. If, at any time, you have any further questions, please let us know.

Sincerely,

/s/ David R. Koos

David R. Koos,

Chairman & CEO